Form 10-K405, Exhibit 13
period 1996-12-31
METAL RECOVERY TECHNOLOGIES INC
filed 1997-04-14
CIK 796117

Exhibit 13(A) - Form 10-Q for the period ending March 31, 1996

                                 FORM 10-Q

                    SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED:  MARCH 31, 1996

                                 OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES
     EXCHANGE ACT OF 1935

     FOR THE TRANSITION PERIOD FROM          N/A   to  N/A

                                       ----------------------


                         Commission File No.:  0-15543

                       METAL RECOVERY TECHNOLOGIES, INC.

           (Exact name of Registrant as specified in its charter)

            415 East 151st Street, East Chicago, Indiana  46312

                       Telephone:  (219) 397-6261

A Delaware Corporation             Employer Identification No.:  71-0628061

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12, 13 or 15 (d) of the Securities Exchange Act of 1939 during the proceeding 12 months (or for such shorter period that the Registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days:


                           YES  (X)    NO  (  )

Number of shares outstanding of the Registrant's Common Stock as of March, 1996:
13,764,653

The Securities and Exchange commission has not approved or disapproved the Form 10-Q, or passed on the accuracy or adequacy or of this report.

                               TABLE OF CONTENTS


ITEM 1                                                             PAGE



Financial Statements
          Consolidated balance sheets
               March 31, 1996 and December 31, 1995                  1

          Consolidated statement of operations
               Three months ended March 31, 1996 & March 31, 1995    3

          Notes to consolidated financial statements                 4



ITEM 2


Management's discussion and analysis of financial condition and results of financial condition and results of operations

                      METAL RECOVERY TECHNOLOGIES, INC.

                         CONSOLIDATED BALANCE SHEET

                     MARCH 31, 1996 AND DECEMBER 31, 1995

                                                               March 31          Dec 31
                                                               --------          ------
                                                                 1996             1995
                                                                 ----             ----
                                                                        (Unaudited)
ASSETS
Current Assets:
     Cash & equivalents                                         13,830            200,855
Accounts receivable:
     Trade
     Suppliers
     Inventories                                                24,000              24,000
     Other current assets                                            -                   -

                                                            ----------          ----------
           Total current assets                                 37,830             224,855
                                                            ----------          ----------
                                                            ----------          ----------
Property & equipment
     Property                                                  298,555             288,968
     Equipment                                               1,699,876           1,382,076
     Vehicles                                                   31,062              31,062
     Furniture & fixtures                                       12,835              12,835

                                                            ----------          ----------
     Total property & equipment                              2,042,328           1,714,941
     Less accumulated depreciation, depletion
     and amortization                                                -                   -

                                                            ----------          ----------
           Net property & equipment                          2,042,328           1,714,941

                                                            ----------          ----------
Other assets;
     Concessions, rights, patents, goodwill                 12,893,394          12,893,394

                                                            ----------          ----------
     Total other assets                                     12,893,394          12,893,394


     TOTAL ASSETS                                           14,973,552          14,833,190
                                                            ----------          ----------
                                                            ----------          ----------


                             METAL RECOVERY TECHNOLOGIES, INC.

                                                              March 31             Dec 31
                                                              --------             ------
                                                                1996                1995
                                                                ----                ----
                                                                       (Unaudited)
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
     Note payable                                              72,078              136,203
Accounts payable:
     Trade                                                     953,093             867,137
     Former officers & directors                               161,008             147,258

                                                           -----------         -----------
     Total current liabilities                               1,186,179           1,150,598

Other liabilities:
     Loans & long term debt                                  2,605,385           2,398,176
                                                           -----------         -----------
           TOTAL LIABILITIES                                 3,791,564           3,548,774
                                                           -----------         -----------

Stockholders' equity:
     "Series A" Preferred stock, $10 par value
     100,000 shares authorized 46,965 shares
     outstanding                                               469,650             469,650
     "Series B" Preferred stock, $10 par value
     2,500,000 shares authorized, 21,375 shares
     outstanding                                                44,373              44,373
     Common stock, par value of $.001;
     100,000 shares authorized 13,764,653
     issued and outstanding                                     13,764              13,764
     Additional paid-in capital                             60,112,998          60,112,998
     Retained deficit                                      (49,458,797)        (49,356,369)

                                                           -----------         -----------
     Total stockholders' equity                             11,181,988          11,284,416

                                                           -----------         -----------
TOTAL LIABILITIES &
STOCKHOLDERS EQUITY                                         14,973,552          14,833,190
                                                           -----------         -----------
                                                           -----------         -----------

     SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                          METAL RECOVERY TECHNOLOGIES, INC.

                        CONSOLIDATED STATEMENT OF OPERATIONS

              THREE MONTHS ENDED MARCH 31, 1996 AND DECEMBER 31, 1995

                                                              March 31             Dec 31
                                                              --------             ------
                                                                1996                1995
                                                                ----                ----
                                                                       (Unaudited)
     Pipeline revenue                                             -                   -
     Malvy Anti Theft Device                                      -                   -

                                                           -----------         -----------
           TOTAL REVENUE                                          -                   -
Cost of production                                                -                   -

                                                           -----------         -----------
     Gross profit (loss)                                          -                   -

Operating expenses:
     Selling, general & administrative                          88,678             177,180
     Depreciation, depletion & amortization                       -                   -

                                                           -----------         -----------
          Total operating expenses                              88,678             177,180

          Income (loss) from operations                        (88,678)           (177,180)

Non operating income (expense):
     Interest expense                                          (13,750)            (76,955)
     Seminole Pipeline                                            -                  7,841
     Malvy France & Malvy UK                                      -                725,562

                                                           -----------         -----------
Total non operating income (expense)                           (13,750)           (987,538)
Gain (loss) on disposal of discontinued operations-
Malvy France & Malvy UK                                           -            (33,883,238)

                                                           -----------         -----------

     Net loss                                                 (102,428)        (34,870,776)
                                                           -----------         -----------
                                                           -----------         -----------

                             METAL RECOVERY TECHNOLOGIES, INC.

                               NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

Metal Recovery Technologies, Inc., ("MRTI") presents all financial statements in United States dollars and under generally accepted accounting principles as practiced in the United States.

Metal Recovery Technologies, Inc. (formerly Malvy Technology, Inc. - the Company), was from 1993 to the middle of 1995 primarily engaged in the development and testing of the Malvy anti-theft device and the marketing of the Malvy device concept to the public and automotive manufacturers. This division, however, went into receivership in October, 1995. Prior thereto, the Company was engaged primarily in the business of mining and developing precious metals in Alaska, the production of oil and gas in Oklahoma and New Mexico and the transmission of gas through a pipeline operating in Oklahoma. These operations were disposed of during 1995.

On April 27, 1995, the Company completed the acquisition of all of the capital of Metal Recovery Industries (international), Inc. and its wholly owned subsidiary, Metal Recovery Industries (US), Inc. (hereafter referred to as "MRI(US)"), a US corporation engaged in the recovery of zinc form galvanized steel. To reflect the importance of the acquisition of this business, the Company's name was changed from Malvy Technology, Inc. to Metal Recovery Technologies, Inc. Dr. William Morgan, the inventor of the process joined the Board of Directors on May 10, 1995.

The acquisition was effected as follows:

     a). $12,000,000 satisfied by the issue of 11,000,000 common shares under Regulation S. 10,000,000 shares at $1.20, plus 1,000,000 shares (10%) fee to underwriters.

     b). An additional 7,000,000 Common Shares shall be issuable only at such time as the dezincification technology of MRI(US) shall have been approved by an independent third party, as evidenced by such party's entering into a contract with the Company for the processing of a minimum of 50,000 tons per annum of steel scrap utilizing the Company's technology, which contract shall be on commercially reasonable terms consistent with a bon fide arm's-length relationship between the parties, and, pursuant thereto, processing in commercial quantities shall have commenced and scrap so processed shall have been accepted and paid for by such third party.

     c). An additional 7,000,000 Common Shares shall be issuable only at such time or times as contracts utilizing the dezincification technology of MRI(US) shall have been entered into with one or more independent third parties, providing for the processing of an aggregate minimum of 1,000,000 tons per annum of steel scrap, which contracts shall be on commercially reasonable terms consistent with a bona fide arm's-length relationship between the parties.

     d). $25,000,000 of Convertible Redeemable Preference Shares (CRP), issuable upon the following conditions:

     (1) at the rate of $10.00 of CRP Shares for each ton of capacity in dezincing plants established by the Company or by any subsidiary (excluding the East Chicago, IN plant), which is certified as being operable at full capacity and (2) at the rate of $10.00 of CRP Shares for each ton of such plant capacity, which achieves normal operation of at least 80% of its specified throughput capacity over an aggregate of three consecutive months. These shares, if issued, will be convertible at the option of the holder into common stock of the Company, or the Company may be required to redeem same over a period of four years, commencing on the second anniversary of issue to the holder 50%, and on each of the third and fourth anniversaries 25%.

Determinations as to certification of a plant as being operational, and as to the attainment of requisite 80% of operation capacity, shall be made by the Company in its reasonable good faith judgment.

(b)  Interim financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. Accordingly, the consolidated financial statements do not include all the information and disclosures required by generally accepted accounting principles for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of results to be expected for the full year. While the Company believes that the disclosures presented are adequate to make the information not misleading it is suggested that these consolidated financial statements and notes included in the Company's Form 10-K.

(c)  Inventories

Inventories consist of zinc bearing solutions and other chemicals at the Company's plant in East Chicago.


(d)  Reclassifications

Certain amounts for prior periods have been reclassified to conform with the current period presentation.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

                             FINANCIAL CONDITION

The increase in property and equipment at March 31, 1996, compared to December 31, 1994, is due to additional cash expended in the recommissioning of the Company's facility in East Chicago.

                                 LIQUIDITY

The Company presently has, in addition to its existing cash on hand, unused loan facilities aggregating approximately $1.1 million. The Company believes that these represent sufficient working capital to allow the Company to reach production.

                         STATEMENTS OF OPERATIONS
                   THREE MONTHS ENDED MARCH, 31 1996 VS.
                   THREE MONTHS ENDED DECEMBER, 31 1995

"Revenues" decreased in the current three month period compared to the same period a year ago, due to the elimination of Malvy France SA, which went into liquidation October, 1995, together with the sale of the corporation's gas interests, which were sold in June, 1995.

The decrease in "operating expenses" is due to the elimination of Malvy France SA, which went into liquidation in October, 1995, together with the sale of the corporation's gas interest, which were sold in June, 1995.

During the quarter assembly of the dezincing production line has continued. Owning to the fact that this is the first time a production line of this nature has been erected and the relative inexperience of the staff involved and the newness of the technology, progress has been slower than planned. We originally anticipated being in production by March

31st but now believe that mid July is a more realistic target. Electrowinning of zinc should commence at a commercial level sometime in June but after existing solutions have been treated this part of the process will await completion of the dezincing line.

 Depreciation of property and equipment has reduced, as the Company's policy adopted following the acquisition of MRI(US) is not to depreciate assets until the Company is in production. Once the Company is in production, the assets will be depreciated using the straight-line method over their estimated useful lives as follows:

               Leasehold improvements   15 years
               Equipment                 7 years
               Furniture & fixtures      7 years

The Company reported a net loss for the three months of $0.0074 per share compared to a loss of $0.277 per share for the same period the previous year.

                                 SEGMENTS

MRI(US)

The application of zinc to steel to inhibit corrosion has created a rapidly growing market for zinc over the last two decades. Current world consumption of zinc is approximately 7,000,000 tons per year, half of which is used to protect steel.

By far the largest market for galvanized steel is the automotive industry. Through obsolescence, recycling, and the production of prompt scrap from auto stamping processes, there is now a rapidly increasing amount of galvanized steel scrap. This causes problems for the steel mills and lenders, which have a need for clean black scrap, to avoid producing environmentally difficult air or water emissions with zinc coated scrap.

For each ton of galvanized sheet steel supplied to auto stamping plants, 1/4 ton becomes scrap immediately. Most bundles of such high quality prompt scrap contain a minimum of 40% coated material.

MRI(US)'s current competition comes from the waste treatment and recycling industry, who process or stabilize the wastes generated form the furnace emissions in the steel and foundry industry.

However any recycling system which does not involve dezincing the steel prior to melting, allows the production of large quantities of hazardous waste and incurs punitive recycling and waste disposal costs, as well as exposure to the risk of future environmental liability penalties.

The Company believes that its technology will allow for the removal of zinc from scrap metal without the production of hazardous bi-products.

DEPARTMENT OF ENERGY/ARGONNE NATIONAL LABORATORY

The Company, under a Memorandum of Understanding with the U.S. Department of Energy, has expended since June 1, 1992, the sum of $1,141,411 for research and development.

The original Collaborative Research and Development Contract estimated a contribution of $1.4 million from the Department of Energy. The funds have been provided to the Argonne National Laboratory and have been expended, both by Metal Recovery Industries (US), Inc. and Argonne on research and development of the dezincing technology.

Based upon the Memorandum of Understanding entered into between the Department of Energy and MRI(US), the Company has a contingent repayment obligation, equal to 150% of the government's total payments to the project, which arises is and when the technology developed becomes commercially feasible. Repayments must be made out of a percentage of future net royalty payments received by the Company from the exploitation of the technology, if successful.

During the first three months of 1996, the Company spent $317,800 on the recommissioning of the plant at East Chicago. These costs include development, obtaining customers and suppliers, installing and testing equipment, and administrative activities.

MALVY OPERATION

In October, 1995, the Company's foreign subsidiaries, Malvy Technology, SA and Malvy Technology, (UK), Ltd. Were placed into liquidation. This action was the result of petitions filed by the subsidiaries creditors.

MINING OPERATIONS

For several years, the Company operated one producing mine, an open pit placer mine located approximately 200 miles west of Fairbanks, Alaska and 40 miles south of Ruby, Alaska. The mine produced unrefined gold which was refined by an unaffiliated metal refiner and sold to metal trading companies at market prices. The assets and mining rights to this property were sold in February, 1995.

OIL AND GAS PIPELINE

The Company, through its wholly owned subsidiary, Sphinx International Petroleum Company operated a gas gathering system and processing plant located in Central

Oklahoma. In June, 1995, the Company disposed of its interest in Sphinx International Petroleum for a nominal amount.

LEGAL PROCEEDINGS

In September, 1994, the Company reached a settlement with a former Chairman and CEO of the Company, Jack Alexander and certain entities related to him in respect of amounts claimed to be owed to them by the Company on account of notes payable, loans and the redemption price of Preferred stock. Under the terms of the settlement, Mr. Alexander was to be paid $1.3 million over a period ending May, 1995. The Company has renegotiated several times, the term of payment to Mr. Alexander. At March 31, 1996, the Company owed Mr. Alexander a total of approximately $630,658. The Company has reached an agreement to pay the balance to Mr. Alexander in two installments, due in June and July, 1996. At the present time, Mr. Alexander still owns all of the shares of a class of preferred stock, which would give Mr. Alexander the right to elect the majority of the board of directors of the Company. Upon final payment to Mr. Alexander, these shares will be deemed redeemed and canceled.


On November 6, 1995, an action entitled Levine vs. Metal Recovery Technologies, Inc. was filed in the United States District Court of Delaware by a shareholder against the Company and certain present and former directors, alleging breaches of federal securities laws, by reason of alleged material misrepresentations by the Company and the Company's alleged failure to timely make disclosures relating to its Malvy operations.

The Company is involved in other matters of litigation in the normal course of business. Management believes that none of these matters, upon their ultimate resolution, will involve amounts material to the Company's financial statements.

The Company maintains insurance in an amount which management believes is sufficient to cover its risks.

                                  PART II

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                      Metal Recovery Technologies, Inc.







                             /s/ Michael S. Lucas
                   By:
                       ---------------------------------
                   Michael S. Lucas, Chairman and CEO