Form 10-K405, Exhibit 13
period 1996-12-31
METAL RECOVERY TECHNOLOGIES INC
filed 1997-04-14
CIK 796117

Exhibit 13(B) - Form 10-Q for the period ending June 30, 1996

                                 FORM 10-Q

                   SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED:     JUNE 30, 1996

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


                                  YES  (X)    NO  (  )

Number of shares outstanding of the Registrant's Common Stock as of June 30, 1996: 16,599,653

The Securities and Exchange commission has not approved or disapproved the Form 10-Q, or passed on the accuracy or adequacy or of this report.

                               TABLE OF CONTENTS


ITEM 1                                                                      PAGE



Financial Statements
               Consolidated balance sheets
                      June 30, 1996 and December 31, 1995                    1

               Consolidated statement of operations

               Six months ended June 30, 1996 & June 30, 1995                3

               Three months ended June 30, 1996 & June 30, 1995              4

               Consolidated statement of cash flows                          5

               Notes to consolidated financial statements                    6



ITEM 2


Management's discussion and analysis of financial condition and results of operations.

                       METAL RECOVERY TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEET

                      JUNE 30, 1996 AND DECEMBER 31, 1995

                                                      June 30      Dec 31
                                                       1996         1995
                                                       ----         ----
                                                          (Unaudited)

ASSETS
Current Assets:
        Cash & equivalents                             275,280       200,855
Accounts receivable:
        Trade                                             -             -
        Suppliers                                         -             -
        Inventories                                     24,000        24,000
        Other current assets                              -              -
                                                     ---------     ---------
                Total current assets                   299,280       224,855
                                                     ---------     ---------
                                                     ---------     ---------
Property & equipment
        Property                                       323,555       288,968
        Equipment                                    2,360,238     1,382,076
        Vehicles                                        31,062        31,062
        Furniture & fixtures                            19,886        12,835
                                                     ---------     ---------
        Total property & equipment                   2,734,741     1,714,941
        Less accumulated depreciation, depletion         -             -
        and amortization
                                                     ---------     ---------
              Net property & equipment               2,734,741     1,714,941
                                                     ---------     ---------
Other assets;
        Concessions, rights, patents, goodwill      12,893,394    12,893,394

                                                    ----------    ----------
        Total other assets                          12,893,394    12,893,394


        TOTAL ASSETS                                15,927,415    14,833,190
                                                    ----------    ----------
                                                    ----------    ----------

                       METAL RECOVERY TECHNOLOGIES, INC.

                                                      JUNE 30      Dec 31
                                                       1996         1995
                                                       ----         ----
                                                          (Unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY
----------------------------------
Current liabilities:
        Notes payable                                   67,703       136,203
Accounts payable:
        Trade                                          716,573       867,137
        Former officers & directors                    174,758       147,258
                                                     ---------     ---------
              Total current liabilities                959,034     1,150,598
Other liabilities:
              D.O.E. contingent grant                  505,000       505,000
              Convertible loans                      2,417,331     1,893,176
                                                     ---------     ---------
              TOTAL LIABILITIES                      3,881,365     3,548,774
                                                     ---------     ---------
Stockholders' equity:
        "Series A" Preferred stock, $10 par value
        100,000 shares authorized 46,965 shares
        outstanding                                    469,650       469,650
        "Series B" Preferred stock, $10 par value
        2,500,000 shares authorized, 21,375 shares
        outstanding                                     44,373        44,373
        Common stock, par value of $.001;
        100,000,000 shares authorized 16,599,653
        issued and outstanding                          16,599        13,764
        Additional paid-in capital                  61,045,731    60,112,998
        Retained deficit                           (49,530,303)  (49,356,369)

             Total stockholders' equity             12,046,050    11,284,416
                                                    ----------    ----------
TOTAL LIABILITIES &
STOCKHOLDERS EQUITY                                 15,927,415    14,833,190
                                                    ----------    ----------
                                                    ----------    ----------

     SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                             METAL RECOVERY TECHNOLOGIES, INC.

                           CONSOLIDATED STATEMENT OF OPERATIONS

                    SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

                                                  June 30          June 30
                                                  -------          -------
                                                    1996             1995
                                                    ----             ----
                                                         (Unaudited)
                                                         -----------
Revenues:
  Pipeline revenue                                         -        171,371
  Malvy Anti Theft Device                                  -        207,444

                                                  ----------     ----------
            TOTAL REVENUE                                  -        378,815
Cost of production                                         -       (301,664)

                                                  ----------     ----------
            Gross profit (loss)                            -         77,151

Operating expenses:
  Selling, general & administrative                  146,434      1,252,516
  Depreciation, depletion & amortization                   -        234,191

                                                  ----------     ----------
            Total operating expenses                 146,434      1,486,707

            Income (loss) from operations           (146,434)    (1,409,556)

Non operating income (expense):
  Interest (expense) received                        (27,500)           410
  Write down Pipeline                                   -          (264,214)
  Other                                                             823,624

Total non operating income (expense)                 (27,500)       559,820

            Net loss                                (173,934)      (849,763)
                                                  ----------     ----------
                                                  ----------     ----------
Weighted average number of
  common shares outstanding                       14,237,153      6,389,652

           (Loss) per share                         $(0.0122)      $(0.1329)


    SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                        METAL RECOVERY TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

               THREE MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

                                                  June 30          June 30
                                                  -------          -------
                                                    1996             1995
                                                    ----             ----
                                                         (Unaudited)
                                                         -----------

Revenues:
  Pipeline revenue                                      -           90,995
  Malvy Anti Theft Device                               -          156,256

                                                   ---------     ----------
      TOTAL REVENUE                                     -           247,251
Cost of production                                      -          (186,559)

                                                   ---------     ----------
      Gross profit (loss)                               -            60,692

Operating expenses:
  Selling, general & administrative                   57,756        866,692
  Depreciation, depletion & amortization                -           115,912

                                                   ---------     ----------
         Total operating expenses                     57,756        982,604

         Income (loss) from operations               (57,756)      (921,912)

Non operating income (expense):
  Interest expense                                   (13,750)           410
  Other                                                 -           823,624


Total non operating income (expense)                 (13,750)       824,034

         Net loss                                    (71,506)       (97,878)
                                                   ---------     ----------
                                                   ---------     ----------
Weighted average number of
  common shares outstanding                       14,709,653     10,097,986

        (Loss) per share                            $(0.0048)      $(0.0096)

                              METAL RECOVERY TECHNOLOGIES, INC.

                             CONSOLIDATED STATEMENT OF CASH FLOWS

                         SIX MONTHS ENDED JUNE 30, 1996 & JUNE 30, 1995

                                                    June 30        June 30
                                                    -------        -------
                                                      1996           1995
                                                      ----           ----

CASH FLOWS PROVIDED BY (USED FOR)
OPERATIONS:

  Net loss                                          (173,934)      (849,736)
  Depreciation                                                      156,913
  Net changes in current assets
  and liabilities                                   (121,064)      (974,831)

                                                   ---------     ----------
                                Total:              (294,998)    (1,667,654)

CASH FLOWS PROVIDED BY (USED FOR)
INVESTMENT ACTIVITIES:

  Net changes to plant & equipment                  (927,029)      (427,216)
  Additions, deletions to concessions,
    rights, patents & goodwill                                  (11,083,274)

                                                   ---------     ----------
                                                    (927,029)   (11,510,490)
Cash flows provided (used for)
financing activities:

  Increase (decrease) in notes payable               (68,500)        -
  Increase (decrease) in long term debt              431,384        323,991
  Issued common stock                                  2.835        (36,115)
  Received from additional stock &
    paid in capital                                  930,733     12,209,419

                                                   ---------     ----------
                    Total:                         1,296,452     12,497,295
  Increase (decrease) in cash                         74,425       (680,849)
  Cash & equivalents at beginning of year            200,855        712,563

                                                   ---------     ----------
  Cash & equivalents at June 30, 1996                275,280         31,714

                       METAL RECOVERY TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

Metal Recovery Technologies, Inc., ("MRTI") presents all financial statements in United States dollars and under generally accepted accounting principles as practiced in the United States.

Metal Recovery Technologies, Inc. (formerly Malvy Technology, Inc. - the Company), was from 1993 to the latter part of 1995 primarily engaged in the development and testing of the Malvy anti-theft device and the marketing of the Malvy device concept to the public and automotive manufacturers. This division, however, went into receivership in October, 1995. Prior thereto, the Company was engaged primarily in the business of mining and developing precious metals in Alaska, the production of oil and gas in Oklahoma and New Mexico and the transmission of gas through a pipeline operating in Oklahoma. These operations were disposed of during 1995.

On April 27, 1995, the Company completed the acquisition of all of the capital of Metal Recovery Industries (International), Inc. and its wholly owned subsidiary, Metal Recovery Industries (US), Inc. (hereafter referred to as "MRI(US)"), a US corporation engaged in the recovery of zinc from galvanized steel. To reflect the importance of the acquisition of this business, the company's name was changed from Malvy Technology, Inc. to Metal Recovery Technologies, Inc. Dr. William Morgan, the inventor of the process, joined the Board of Directors on May 10, 1995.

The acquisition was effected as follows:

     a). $12,000,000 satisfied by the issue of 11,000,000 common shares under Regulation S. 10,000,000 shares at $1.20, plus 1,000,000 shares (10%) fee to underwriters.

     b). An additional 7,000,000 Common Shares shall be issuable only at such time as the dezincification technology of MRI(US) shall have been approved by an independent third party, as evidenced by such party's entering into a contract with the company for the processing of a minimum of 50,000 tons per annum of steel scrap utilizing the Company's technology, which contract shall be on commercially reasonable terms consistent with a bona fide arm's length relationship between the parties, and, pursuant thereto, processing in commercial quantities shall have commenced and scrap so processed shall have been accepted and paid for by such third party.

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

     d). $25,000,000 of Convertible Redeemable Preference Shares (CRP), shall be issuable only upon the following conditions:

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

Determinations as to certification of a plant as being operational, and as to the attainment of requisite 80% of operational capacity, shall be made by the Company in its reasonable good faith judgment.

(b)  Interim financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. Accordingly, the consolidated financial statements do not include all the information and disclosures required by generally accepted accounting principles for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of results to be expected for the full year. While the Company believes that the disclosures presented are adequate to make the information not misleading, it is suggested that these consolidated financial statements be read in conjunction with the latest audited financial statements and notes included in the Company's Form 10-K.

(c) Inventories

Inventories consist of zinc bearing solutions and other chemicals at the company's plant in East Chicago.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

                              FINANCIAL CONDITION

The increase in property and equipment at June 30, 1996, compared to December 31, 1995 is due to additional cash expended in the development of the Company's facility in East Chicago.

                                   LIQUIDITY

The Company presently has, in addition to its existing cash on hand, unused convertible loan facilities aggregating approximately $437,000. During the reporting quarter, but effective February 1, 1996, the corporation entered into a consolidated loan agreement with its various overseas lenders. The agreement gives enhanced security rights to the lenders, provides anti dilution protection, but agrees that all such lenders are bound by a new collateral agreement and enables the corporation to only negotiate with one entity in the future. Repayment of all of the loans are extended to dates between November 30, 1996 and May 31, 1999. The Company believes that it has sufficient working capital or facilities to allow the Company to reach production, although additional funding may be necessary to redeem its A preferred shares and to pay off all trade creditors.

                           STATEMENTS OF OPERATIONS
                      SIX MONTHS ENDED JUNE 30, 1996 VS.
                        SIX MONTHS ENDED JUNE 30, 1995

"Revenues" decreased in the current six month period compared to the same period a year ago, due to the elimination of Malvy France, SA, which went into liquidation in October, 1995, together with the sale of the corporation's gas interests, which were sold in June, 1995. The Company expects to commence earning revenues from its East Chicago operation during the third quarter of 1996, once the plant is in production.

The decrease in "operating expenses' is due to the elimination of Malvy France SA, which went into liquidation in October, 1995, together with the sale of the corporation's gas interest, which were sold in June, 1995. The Company has adopted the policy of capitalizing all costs associated with the development of its East Chicago facility until the facility reaches production. These costs include development, marketing, installing and testing equipment and administrative activities. "Operating" and "non-operating" expenses of $173,934 expended during the six months to June 30, 1996 relate to costs not directly associated with development, such as investor, public relations and corporate and financial advisory services. Depreciation of property and equipment has reduced, as the Company's policy adopted following the acquisition of MRI(US) is not to depreciate assets until the Company is in production. Once the Company is in production, the assets will be depreciated using the straight-line method over their estimated useful lives as follows:

               Leasehold improvements    15 years
               Equipment                  7 years
               Furniture & fixtures       7 years

The Company reported a net loss for the six months of $0.0122 per weighted average number of shares outstanding compared to a loss of $0.1329 per weighted average number of shares outstanding for the same period the previous year.

On June 27, 1996, the Company signed an Agreement with the University of California, Berkeley, to carry out further research to determine the applicability of the University's patented spouted bed electrode, for zinc recovery, from degalvanizing solutions. The Company is supporting a two year program costing $182,500, per year, which will give the Company a time limited first right to negotiate an exclusive, royalty bearing license to make, use, and sell any patentable inventions conceived and first actually reduced to practice in the performance of research under the agreement.

During the first six months of 1996, the Company capitalized $927,029 of expenditure relating to the recommissioning of the plant at East Chicago. These costs include development, obtaining customers and suppliers, installing and testing equipment, and administrative activities.

LEGAL PROCEEDINGS

In September, 1994, the Company reached a settlement with a former Chairman and CEO of the Company, Jack Alexander and certain entities related to him in respect of amounts claimed to be owed to them by the Company on account of notes payable, loans and the redemption price of Preferred stock. Under the terms of the settlement, Mr. Alexander was to be paid $1.3 million over a period ending May, 1995. The Company has renegotiated several times, the term of payment to Mr. Alexander. At June 30, 1996, the Company owed Mr. Alexander a total of approximately $644,408. The Company hopes to pay the balance to Mr. Alexander during the third quarter of 1996. At the present time, Mr. Alexander still owns all of the shares of a class of preferred stock, which would give Mr. Alexander the right to elect the majority of the board of directors of the Company. Upon payment to Mr. Alexander, these shares will be deemed, redeemed and canceled.

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

The Company is involved in other matters of litigation in the normal course of business. Management believes that none of these matters, upon their ultimate resolution, will involve amounts material to the Company's statements.

The Company maintains insurance in an amount which management believes is sufficient to cover its risks.


                                    PART II

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                       METAL RECOVERY TECHNOLOGIES, INC.



                    By:      /s/ Michael S. Lucas
                       --------------------------------
                    Michael S. Lucas, Chairman and CEO







                    By:         /s/ Roy Pearce
                        -------------------------------
                    Roy Pearce, Chief Financial Officer