Form 10-K405, Exhibit 13
period 1996-12-31
METAL RECOVERY TECHNOLOGIES INC
filed 1997-04-14
CIK 796117

Exhibit 13(C) - Form 10-Q for the period ending September 30, 1996

                                   FORM 10-Q


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED:  SEPTEMBER 30, 1996

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1935

     FOR THE TRANSITION PERIOD FROM          N/A   to  N/A
                                       ______________________

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


                               YES (X)    NO ( )

Number of shares outstanding of the Registrant's Common Stock as of September 30, 1996: 17,663,153

The Securities and Exchange commission has not approved or disapproved the Form 10-Q, or passed on the accuracy or adequacy or of this report.

                               TABLE OF CONTENTS


                                                                            PAGE
ITEM I


Financial Statements:

             Consolidated Balance Sheets
                    as of September 30, 1996 and December 31, 1995            1

             Consolidated Statement of Operations:

                  for the Nine (9) Months ended September 30, 1996 & 1995     3

                  for the Three (3) Months ended September 30, 1996 & 1995    4

             Consolidated Statement of Cash Flows for the Nine (9) Months
                  ended September 30, 1996 & 1995                             5

             Notes to consolidated financial statements                       6



ITEM 2


Management's discussion and analysis of financial condition
and results of operations.                                                   7

                       METAL RECOVERY TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                     AS OF
                   SEPTEMBER 30, 1996 AND DECEMBER 31, 1995

                                                      Sept 30      Dec 31
                                                       1996         1995
                                                       ----         ----
                                                          (Unaudited)

ASSETS
Current Assets:
        Cash & equivalents                            $203,963      $200,855
Accounts receivable:
        Trade                                            -             -
        Suppliers                                        -             -
        Inventories                                     46,682        24,000
        Other current assets                             -             -
                                                     ---------     ---------
               Total current assets                    250,645       224,855
                                                     ---------     ---------
Property & equipment:
        Property                                       343,910       288,968
        Equipment                                    3,289,137     1,382,076
        Vehicles                                        31,062        31,062
        Furniture & fixtures                            22,671        12,835
                                                     ---------     ---------
        Total property & equipment                   3,686,780     1,714,941
        Less accumulated depreciation, depletion
               and amortization                         -              -
                                                     ---------     ---------
               Net property & equipment              3,686,780     1,714,941
                                                     ---------     ---------
Other assets:
        Concessions, rights, patents, goodwill      12,893,394    12,893,394

                                                    ----------    ----------
        Total other assets                          12,893,394    12,893,394
                                                    ----------    ----------

        TOTAL ASSETS                               $16,830,819   $14,833,190
                                                    ----------    ----------
                                                    ----------    ----------

                             METAL RECOVERY TECHNOLOGIES, INC.

                                                         Sept 30         Sept 30
                                                         -------         ------
                                                          1996            1995
                                                          ----            ----
                                                               (Unaudited)
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                          $51,828       $136,203
Accounts payable:
  Trade                                                1,000,132        867,137
  Former officers & directors                             45,078        147,258

                                                     -----------    -----------
         Total current liabilities                     1,097,038      1,150,598
Other liabilities:
         D.O.E. contingent grant
      505,000        505,000
         Convertible loans                             2,965,364      1,893,176

                                                     -----------    -----------
         TOTAL LIABILITIES                             4,567,402      3,548,774

                                                     -----------    -----------
Stockholders' equity:
  "Series A" Preferred stock, $10 par value
         100,000 shares authorized 46,965
         shares outstanding                              469,650        469,650
  "Series B" Preferred stock, $10 par value
         2,500,000 shares authorized, 21,375
         shares outstanding                               44,373         44,373
  Common stock, par value of $.001;
         100,000,000 shares authorized
         17,663,153 issued and outstanding                17,663         13,764
  Additional paid-in capital                          61,358,168     60,112,998
  Retained deficit                                   (49,626,437)   (49,356,369)

                                                     -----------    -----------
  Total stockholders' equity                          12,263,417     11,284,416

                                                     -----------    -----------
TOTAL LIABILITIES &
STOCKHOLDERS EQUITY                                  $16,830,819    $14,833,190
                                                     -----------    -----------
                                                     -----------    -----------


       SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                             METAL RECOVERY TECHNOLOGIES, INC.

                           CONSOLIDATED STATEMENT OF OPERATIONS
                                        FOR THE
                    NINE (9) MONTHS ENDED SEPTEMBER 30, 1996 & 1995

                                                         Sept 30      Sept 30
                                                         -------      ------
                                                          1996         1995
                                                          ----         ----
                                                              (Unaudited)
Revenues:
  Pipeline revenue                                         -           $171,371

                                                      ----------    -----------
  TOTAL REVENUE                                            -            171,371
Cost of production                                         -           (164,686)

                                                      ----------    -----------
  Gross profit                                             -              6,685

                                                      ----------    -----------
Operating expenses:
  Selling, general & administrative                     $222,218        722,175

                                                      ----------    -----------
  Total operating expenses                               222,218        722,175

                                                      ----------    -----------
  Income (loss) from operations                         (222,218)      (715,490)

                                                      ----------    -----------
Non operating income (expense):
  Interest (expense) received                            (47,850)       (57,752)
  Write down Pipeline                                      -           (264,214)
  Other                                                    -         (1,247,162)
  Write off of Malvy France/Malvy (UK)                     -        (33,431,976)

                                                      ----------    -----------
Total non operating income (expense)                     (47,850)   (35,001,104)

                                                      ----------    -----------
  Net Income (loss)                                    ($270,068)  ($35,716,594)
                                                      ----------    -----------
                                                      ----------    -----------
Weighted average number of
  common shares outstanding                           14,410,875     10,070,209

  (Loss) per share                                      $(0.0187)      $(3.5468)




SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                             METAL RECOVERY TECHNOLOGIES, INC.

                           CONSOLIDATED STATEMENT OF OPERATIONS
                                        FOR THE
                    NINE (9) MONTHS ENDED SEPTEMBER 30, 1996 & 1995

                                                         Sept 30      Sept 30
                                                         -------      ------
                                                          1996         1995
                                                          ----         ----
                                                              (Unaudited)

Operating expenses:
  Selling, general & administrative                      $70,421       $528,841

                                                      ----------   ------------
          Total operating expenses                        70,421        528,841

                                                      ----------   ------------
          Income (loss) from operations                  (70,421)      (528,841)

                                                      ----------   ------------
Non operating income (expense):
  Interest expense                                       (20,350)       (57,752)
  Other                                                   -            (410,000)
  Other prior period adjustment                           -          (1,100,000)
  Write off Malvy France/Malvy (UK)                       -         (32,770,265)

                                                      ----------   ------------
Total non operating income (expense)                     (20,350)   (34,338,017)

                                                      ----------   ------------
  Net Income (loss)                                     ($90,771)  ($34,866,858)
                                                      ----------   ------------
                                                      ----------   ------------
Weighted average number of
  common shares outstanding                           14,758,319     13,764,653

  (Loss) per share                                      $(0.0061)      $(2.5330)


       SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS

                                      METAL RECOVERY TECHNOLOGIES,  INC.
                                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                                   FOR THE
                                 NINE (9) MONTHS ENDED SEPTEMBER 30, 1996 & 1995


                                                        Sept 30        Sept 30
                                                         1996           1995
                                                        -------        -------
CASH FLOWS PROVIDED BY (USED FOR)
  OPERATIONS:

  Net loss                                            $(270,068)  $(35,716,594)
  Net changes in current assets
  and liabilities                                         8,133        496,035
  Change in foreign currency
  translation adjustment                                      -       (424,599)
                                                     ----------     ----------
                                                       (261,935)   (35,645,158)
                                                     ----------     ----------
CASH FLOWS PROVIDED BY (USED FOR)
  INVESTMENT ACTIVITIES:
  Reserve for pipeline cleanup                                -        (60,787)
  Net changes to plant & equipment                   (1,971,839)      (171,377)
  Additions, deletions to concessions,
    rights, patents & goodwill                                -     20,286,253
  Decrease in other assets                                    -        214,639
                                                     ----------     ----------
                                                     (1,971,839)    20,268,728
CASH FLOWS PROVIDED BY (USED FOR)                    ----------     ----------
  FINANCING ACTIVITIES:

  Increase (decrease) in notes payable                  (84,375)             -
  Increase (decrease) in long term &
    convertible debt                                  1,072,188      1,290,563
  Issued common stock                                     3,899        (36,115)
  Received from additional
    paid-in capital                                   1,245,170     13,409,419
                                                     ----------     ----------
                                                      2,236,882     14,663,867
                                                     ----------     ----------
  Increase (decrease) in cash                             3,108       (712,563)
  Cash & equivalents at beginning of year               200,855        712,563
                                                     ----------     ----------
  Cash & equivalents at September 30, 1996             $203,963          $0.00
                                                      =========      =========


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

(c)  Inventories

Inventories consist of zinc bearing solutions, other chemicals and scrap steel at the company's plant in East Chicago.

(d)  Other liabilities:  Convertible loans

Continued operations have, and will (see "liquidity" below), require loans from various entities. During 1995 and 1996, MRTI issued convertible debt in
exchange for funds        used to administer and construct its operations.  As
of September 30, 1996, this indebtedness, including interest, amounted to $2,965,364. These loans are exercisable at various rates, from 20 cents to 43 cents per share, and at various times. They also contain anti-dilution provisions and are secured, pro rata, by liens on the shares of MRI(US), as well as its assets.


                                     ITEM 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              CONSOLIDATED FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

                              Financial Condition

The increase in property and equipment at September 30, 1996, compared to December 31, 1995 is due to additional cash expended in the development of the Company's facility in East Chicago.

                                   LIQUIDITY

As of June 30, 1996, the Company had, in addition to its existing cash on hand, unused convertible loan facilities aggregating approximately $437,000. These funds were used during the reporting quarter. Subsequent to the reporting quarter, additional facilities of $1.5 million were raised. The Company believes that it has sufficient working capital, existing or proposed new facilities available to allow the Company to reach full production, redeem its "Series A" Preferred shares and to pay off all trade creditors.

                          STATEMENTS OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 VS.
                   NINE MONTHS ENDED SEPTEMBER 30, 1995

"Revenues" decreased in the current nine month period compared to the same period a year ago, due to the elimination of Malvy France, SA, which went into liquidation in October, 1995, together with the sale of the corporation's gas interests, which were sold in June, 1995. The Company expects its East Chicago plant to begin production and commence earning revenues during the fourth quarter of 1996.

The decrease in "operating expenses" is due to the elimination of Malvy France SA, which went into liquidation in October, 1995, together with the sale of the corporation's gas interest, which were sold in June, 1995. The Company has adopted the policy of capitalizing all costs associated with the development of its East Chicago facility until the facility reaches full production. These costs include development, marketing, installing and testing equipment and administrative activities. "Operating" and "non-operating" expenses of $222,218 expended during the nine months to September 30, 1996 relate to costs not directly associated with development, such as investor, public relations and corporate and financial advisory services. The reduction in depreciation, depletion and amortization is a result of the Company's policy, adopted following the acquisition of MRI(US), not to depreciate assets until the Company is in full production. Once the Company is in full production, the assets will be depreciated using the straight-line method over their estimated useful lives as follows:

               Leasehold improvements     15 years
               Equipment                   7 years
               Furniture & fixtures        7 years

The Company reported a net loss for the nine months of $0.0187 per weighted average number of shares outstanding compared to a loss of $3.5468 per weighted average number of shares outstanding for the same period the previous year.

During the first nine months of 1996, the Company capitalized $1,971,839 of expenditures relating to the recommissioning of the plant at East Chicago. These costs include development, obtaining customers and suppliers, installing and testing equipment, and administrative activities.

LEGAL PROCEEDINGS

In September, 1994, the Company reached a settlement with a former Chairman and CEO of the Company, Jack Alexander and certain entities related to him in respect of amounts claimed to be owed to them by the Company on account of notes payable, loans and the redemption price of Preferred stock. Under the terms of the settlement, Mr. Alexander was to be paid $1.3 million over a period ending May, 1995. The Company has renegotiated several times, the term of payment to Mr. Alexander. At September 30, 1996, the Company owed Mr. Alexander a total of approximately $514,728. The Company hopes to pay the balance to Mr. Alexander during the fourth quarter of 1996, but is currently in default under the terms of the settlement. At the present time, Mr. Alexander still owns all of the "Series A" preferred stock, which would give Mr. Alexander the right to elect the majority of the board of directors of the Company. Upon payment to Mr. Alexander, these shares will be deemed, redeemed and canceled.

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

The Company believes that it has a good defense against this action. Because of the uncertainty of the outcome, and the inability to reasonably determine or estimate any liability, the Company has not recorded or accrued any liability related to this suit.

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

                          METAL RECOVERY TECHNOLOGIES, INC.


                       \s\ Michael S. Lucas
                  By: _____________________________
                  Michael S. Lucas, Chairman and CEO






                       \s\ Roy Pearce
                  By: _______________________________
                  Roy Pearce, Chief Financial Officer