Form 10-K, Exhibit 13
period 1996-12-31
METAL RECOVERY TECHNOLOGIES INC
filed 1998-04-22
CIK 796117

EXHIBIT 13(A) - FORM 10-Q FOR THE PERIOD ENDING MARCH 31, 1997
--------------------------------------------------------------

                                    FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED: MARCH 31, 1997

                                                        OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1935

     FOR THE TRANSITION PERIOD FROM N/A to N/A
                                   -------------
                          Commission File No.: 0-15543

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


                                 Yes (X) No ( )

Number of shares outstanding of the Registrant's Common Stock as of March 31, 1997: 25,635,487

The Securities and Exchange commission has not approved or disapproved the Form 10-Q, or passed on the accuracy or adequacy or of this report.

TABLE OF CONTENTS


                                                                            PAGE
PART I - Financial Data

    Item 1 -- Financial Statements:

             Consolidated Balance Sheets
                      as of March 31, 1997 and December 31, 1996               1

             Consolidated Statement of Operations:
                      for the Three (3) Months ended March 31, 1997 & 1996     3

             Consolidated Statement of Cash Flows for the Three (3) Months
                      ended March 31, 1997 & 1996                              4

             Notes to consolidated financial statements                        5


    Item 2 - Management's discussion and analysis of
             financial condition and results of operations.                    7


PART II - Other Information

    Item 1 - Legal Proceedings                                                 8

    Item 2 - Changes in Securities                                             9

    Item 3 -- Defaults on Senior Securities                                    9

    Item 4 - Submissions of Matters to a Vote of Security Holders             10

    Item 6 - Exhibits and Reports on Form 8-K                                 10

    Item 27 - Financial Data Schedule                                         11





                        METAL RECOVERY TECHNOLOGIES, INC

                           Consolidated Balance Sheets
                                      as of
                      March 31, 1997 and December 31, 1996


                                                                             Mar 31           Dec 31
                                                                              1997             1996
                                                                                   (Unaudited)

ASSETS:
Current Assets:
      Cash & equivalents                                                               $                $
                                                                                   2,535            6,778
      Accounts Receivable
                                                                                  30,801                -
      Inventories                                                                291,106
                                                                                                   65,370
      Other current assets
                                                                                       -           97,355
                                                                        ----------------------------------

            Total current assets                                                 324,442          169,503
                                                                        ----------------------------------

 Property & equipment:
      Leasehold improvements                                                     348,255          348,255
      Equipment                                                                2,239,858        2,178,823
      Vehicles
                                                                                  31,062           31,062
      Furniture & Fixtures
                                                                                  33,845           33,845
                                                                        ----------------------------------

Total property and equipment                                                   2,653,020        2,591,985
Less accumulated depreciation, depletion
            and amortization
                                                                                       -                -
                                                                        ----------------------------------

                    Net property & equipment                                   2,653,020        2,591,985
                                                                        ----------------------------------

Other assets:
      Concessions, rights, patents, goodwill                                  12,905,749       12,905,749
      Organization costs                                                       2,855,888        2,112,367
      Other assets
                                                                                  22,900           53,400
                                                                        ----------------------------------

            Total other assets                                                15,784,537       15,071,516
                                                                        ----------------------------------

             TOTAL ASSETS                                                   $ 18,761,999     $ 17,833,004
                                                                        ==================================



                        METAL RECOVERY TECHNOLOGIES, INC


                                                                             Mar 31           Dec 31
                                                                              1997             1996
                                                                                   (Unaudited)
LIABILITIES:
Current liabilities:
      Current maturities of long-term indebtedness                                     $                $
                                                                                   4,550            4,580
      Notes payable
                                                                                  36,026           49,894
      Accounts payable                                                         2,050,180        1,503,991
      Due to Former officer & director
                                                                                  68,037           55,098
      Convertible loans                                                        2,899,011        3,288,010
                                                                        ----------------------------------

            Total current liabilities                                          5,057,804        4,901,573
                                                                        ----------------------------------

Long-term liabilities:
      Long-term debt                                                             505,000          505,000
      Capital lease
                                                                                   3,108            4,182
                                                                        ----------------------------------

            Total long-term liabilities                                          508,108          509,182
                                                                        ----------------------------------

            TOTAL LIABILITIES                                                  5,565,912        5,410,755
                                                                        ----------------------------------

STOCKHOLDERS' EQUITY:
      "Series A" Preferred stock, $10 par value
            100,000 shares authorized 46,965
            shares outstanding                                                   469,650          469,650
      "Series B" Preferred stock, $10 par value
            2,500,000 shares authorized, 21,375
            shares outstanding
                                                                                  44,373           44,373
      Commonstock,   par  value  of  $.001;   100,000,000   shares   authorized;
            25,635,487 and 20,707,597  issued and  outstanding at March 31, 1997 and December 31, 1996, respectively
                                                                                  25,635           20,707
      Additional paid-in capital                                              63,450,270       62,355,161
      Retained deficit                                                      (50,793,841)     (50,467,642)
                                                                        ----------------------------------

            TOTAL STOCKHOLDERS' EQUITY                                        13,196,087       12,422,249
                                                                        ----------------------------------

            TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                        $ 18,761,999     $ 17,833,004
                                                                        ==================================


      See accompanying notes which are an integral part of these statements


                        METAL RECOVERY TECHNOLOGIES, INC

                      Consolidated Statement of Operations
                                     for the
                  Three (3) Months ended March 31, 1997 & 1996

                                                                             Mar 31           Mar 31
                                                                              1997             1996
                                                                                   (Unaudited)

Sales                                                                                  $                $
                                                                                       -                -
Cost of sales
                                                                                       -                -
                                                                        ----------------------------------

      Gross profit
                                                                                       -                -
                                                                        ----------------------------------

Operating expenses:
      Selling, general & administrative                                          313,260            88,678
                                                                        ----------------------------------

            Total operating expenses                                             313,260            88,678
                                                                        ----------------------------------

            Income (loss) from operations                                      (313,260)           (88,678)
                                                                        ----------------------------------

Non operating income (expense):
      Interest expense
                                                                                (12,939)         (13,750)
                                                                        ----------------------------------

            Total non operating income (expense)
                                                                                (12,939)         (13,750)
                                                                        ----------------------------------

             Net Income (loss)                                            $    (326,199)   $    (102,428)
                                                                        ==================================

Weighted average number of
      Common shares outstanding                                               23,249,603       13,764,653

      (Loss) per share                                                   $      (0.0140)  $      (0.0074)


      See accompanying notes which are an integral part of these statements



                        METAL RECOVERY TECHNOLOGIES, INC

                      Consolidated Statements of Cash Flows
                                     for the
                  Three (3) Months ended March 31, 1997 & 1996

                                                                             Mar 31           Mar 31
                                                                              1997             1996
                                                                                   (Unaudited)

Cash flows provided by (used for)
      operations:

      Net loss                                                            $    (326,199)   $    (102,428)
      Net changes in current assets
            and liabilities excluding long-term indebtedness
                                                                                 (2,921)           35,581
                                                                        ----------------------------------

            Net cash used by operating activities                              (329,120)          (66,847)
                                                                        ----------------------------------

Cash flows provided by (used for)
      investment activities:

      Net changes to plant & equipment                                          (61,035)         (327,387)

      Additions, deletions to concessions,
            rights, patents & goodwill
                                                                                       -                -
      Additions, deletions to Organization costs                               (743,521)
      Decrease (increase) in Other assets
                                                                                  30,500                -
                                                                        ----------------------------------

            Net cash used by investing activities                              (774,056)         (327,387)
                                                                        ----------------------------------

Cash flows provided by (used for)
      financing activities:

      Increase (decrease) in long term &
            convertible debt                                                     (1,104)           207,209

      Issued common stock
                                                                                   4,928                -
      Received from additional
            paid-in capital                                                    1,095,109
                                                                                                        -
                                                                        ----------------------------------

            Net cash provided by financing activities                          1,098,933           207,209
                                                                        ----------------------------------

            Decrease in cash                                                     (4,243)         (187,025)

            Cash & equivalents at beginning of year                                6,778           200,855

                                                                        ----------------------------------

            Cash & equivalents at March 31, 1997 & 1996                          $ 2,535      $     13,830

                                                                        ==================================


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

(d)  Organization Costs
The company has elected to continue its practice of capitalizing all of its expenses associated with the raising of capital, obtaining financing, locating and acquiring equipment, obtaining customers and suppliers, installing and testing equipment, and certain other administrative activities through the first quarter of 1997.

(e)  Depreciation and Amortization
Metal Recovery Industries (US), Inc. is in the developmental stage and therefore no depreciation nor amortization was taken in the accounting periods shown in this report.

(f)  Convertible Loans
Continued operations have, and will (see "Liquidity" below), require loans from various entities. During 1995, 1996 and 1997 MRTI issued convertible debt in exchange for funds used to administer and construct its operations. As of March 31, 1997, this indebtedness, including interest, amounted to $2,899,011. These loans are exercisable at various rates, from 25 cents to 43.33 cents per share, and at various times. They also contain anti-dilution provisions and are secured, pro rata, by liens on the shares of MRI(US), as well as its assets. During the reporting quarter, $850,000 of convertible debt and $65,036 of accrued interest was converted into 4,356,462 shares of stock.

At March 31, 1997 the convertible loans consisted of the following:

                                   Loan      Conversion
           Lender                 Amount         Price       Interest      Subtotal      Converted       Total
--------------------------------------------------------------------------------------------------------------------

Sovereign Trust Services         $   650,000     $  0.3900    $  43,606    $   693,606    $(693,606)              $
                                                                                                                  -

Sundorn Holding, SA                  650,000        0.4333       83,032        733,032                      733,032

Osbourne Ltd.                        200,000        0.2000       21,430        221,430     (221,430)
                                                                                                                  -

Plenbrick Ltd.                       550,000        0.2750       69,805        619,805                      619,805

Alcaria Investments, Ltd.             83,334        0.2500       19,574        102,908                      102,908

Jepherson Ltd.                        83,334        0.2500       17,650        100,984                      100,984

Antheims Ltd.                         83,334        0.2500       15,460         98,794                       98,794

Pangea Ltd.                          500,000        0.3000       17,323        517,323                      517,323

Quested Ltd.                         500,000        0.3000        6,703        506,703                      506,703

Dorrance Ltd.                        219,462        0.3000                     219,462                      219,462
                                                                      -

                                  $3,519,464                   $294,583     $3,814,047    $(915,036)     $2,899,011

All of the foregoing loans are secured, pro-rata, by liens on the shares of Metal Recovery Industries (US), Inc., as well as its assets and are protected by anti-dilution provisions.

                         PART I - Financial Information
                                     ITEM 2
                     Management's Discussion and Analysis of
          Consolidated Financial Condition and Statement of Operations

                               Financial Condition
                               -------------------

The increase in property and equipment and other assets at March 31, 1997, compared to December 31, 1996 is due to additional cash expended in the development of the Company's facility in East Chicago.

                                    Liquidity
                                    ---------

As of December 31, 1996, the Company had, in addition to its existing cash on hand, unused convertible loan facilities aggregating approximately $1.2 million. During the reporting quarter, $520,000 of this unused facility was draw down and used to administer and construct the Company's operations. Additionally, $200,000 was raised by a subscription under Regulation S resulting in the issuance of 571,428 shares at $0.35 per share to an offshore entity. The Company believes that it has sufficient working capital, existing, or proposed new facilities available to allow the Company to reach full production and to pay off all trade creditors.

                            Statements of Operations
                      Three Months Ended March 31, 1997 vs.
                        Three Months Ended March 31, 1996
                        ---------------------------------

There was no change in "Revenues" compared to the same period a year ago. The company had sales/revenues of $108,945 during the current reporting period but because of the election to capitalize all organization costs during the development stage of the Company, these revenues were offset against the costs capitalized.

The increase in "operating expenses" is mainly due to litigation expenses and the non-capitalized expenditures of the officers. The Company had adopted the policy of capitalizing all costs associated with the development of its East Chicago facility until the plant reached full production levels. These costs included the development, marketing, installing and testing equipment and administrative activities. Because the officers are involved in matters other than those costs applicable to be capitalized, an increase in the current period's operating expenses has occurred.

Owing to delays and problems with production, the Company has decided to continue, for the first quarter of 1997, its policy of capitalizing costs associated with the commissioning of the plant in East Chicago. For the three month's ended March 31, 1997 these organization costs amounted to $743,521. Management will review this policy on an ongoing basis but has set a target for the second quarter of 1997 to discontinue this policy when the plant is processing steel scrap at an operating level of 1,000 tons per month.

The Company reported a net loss for the three months of $0.014 per weighted average number of shares outstanding compared to a loss of $0.0074 per weighted average number of shares outstanding for the same period the previous year.

During the first three months of 1997, the Company capitalized $61,035 of equipment relating to the recommissioning of the plant at East Chicago.

                           PART II - Other Information

Item 1 - Legal Proceedings

(a)  Mr. Jack Alexander and "Morton Blue"
In September, 1994, the Company reached a settlement with a former chairman and chief executive officer of the Company, Jack Alexander, and certain entities related to him, in respect of amounts claimed to be owed to them by the Company on accounts of notes payable, loans and the redemption price of preferred stock. Under the terms of the settlement, Mr. Alexander was to be paid $1.3 million over a period ending May, 1995. The Company has renegotiated several times the terms of payment to Mr. Alexander. At March 31, 1997, the Company owed Mr.
Alexander a total of approximately $537,687 regarding this settlement. Mr. Alexander also owned all of the shares of a class of preferred stock which gave Mr. Alexander the right to elect the majority of the board of directors of the Company.

During 1996, Mr. Alexander assigned his interest in the settlement, including the shares of preferred stock to an entity identified as "Morton Blue" (with an address in the British Virgin Islands). During the first quarter of 1997, "Morton Blue" demanded that the Company call a shareholders' meeting at which a majority of the directors are to be elected by the holder of the said shares of preferred stock. The Company does not believe that Mr. Alexander, or his assignee, has the right to call such a meeting (although the holder of such shares of preferred stock may be entitled to designate a majority of the directors).

The Company's convertible debt lenders, under the pledge and security agreement, have the right, should Mr. Alexander or his assignee continue to assert a right to control the Company, to exchange such loans, provided they aggregate at least $2 million in principal amount, for outright ownership of a majority of the common shares of MRI(US). The amount owed to Morton Blue is $537,687 and $524,748 at March 31, 1997 and December 31, 1996, respectively. The amounts owed to the convertible debt lenders are $2,899,011 and $3,288,010 for the same periods, respectively.

The Company has no ability to settle the amount owed to Morton Blue in cash. Therefore, after extensive negotiations an agreement has now been reached between the Company and Morton Blue to settle the liability and redeem the A Preferred shares. This will occur by the issuance of 2,550,000 shares of the Company's common stock under Regulation S of the Securities and Exchange Commission. This amounts to approximately 21 per share. Based on the total number of shares outstanding at March 31, 1997, Morton Blue will hold approximately 9% of the Company's issued share capital.

Completion of this agreement has not yet taken place.

(b)  Levine/Class Action

On November 6, 1995, an action entitled Levine vs. Metal Recovery Technologies, Inc., was filed in the United States District Court of Delaware by a shareholder against the Company and certain present and former directors, alleging breaches of the federal securities laws, by reason of alleged material misrepresentations by the Company and the Company's alleged failure to make timely disclosure relating to its Malvy operations. In November, 1996, the Court certified the proposed class. On October 31, 1996, a second action was commenced by the same plaintiff against the same defendants and others, including a number of brokerage firms and their representatives, alleging a conspiracy to inflate prices at which the shares of the Company's common stock traded during the period specified therein.

Without admitting liability, the Company has reluctantly agreed to settle these actions. This decision was primarily taken to avoid mounting legal costs, to free management from the burdensome time involved in dealing with this matter, and to achieve certainty as to the outcome of the proceedings. The uncertainty of these proceedings has been negatively affecting or delaying potential business transactions by the Company's subsidiary, Metal Recovery Industries
(US), Inc.

                The agreed settlement is $3.25 million payable as follows:

          $500,000 in cash to be paid on October 15, 1997 (the effective date).

          $550,000, in the form of cash or unrestricted common stock of the Company, to be paid on the effective date. If the Company elects in its sole discretion not to make this payment in the form of cash , the number of shares of unrestricted common stock of the Company necessary to satisfy the obligation of this subparagraph shall be determined by dividing $550,000 by the market price of the Company's common stock. The market price of the Company's common stock will be deemed to be the average of the closing bid prices of that stock during the ten trading days preceding the effective date. Should the effective date not have occurred by October 15, 1997, the Company will deposit into escrow on that date an amount of stock equal to twice its payment obligation. Should the Company's stock thereafter decline by 30% or more from the market price, the escrow agent, as promptly as possible without unduly depressing the price of the Company's stock, will liquidate sufficient shares to yield the sum of $550,000 in cash, whereupon the balance of the shares will be returned to the Company. The funds obtained shall then be held in escrow, bearing interest for the benefit of the class, until the effective date.

          The Company will pay the remaining $2.2 million in four annual installments in the amount of $550,000, beginning on the first anniversary of the effective date. The Company shall have the option, in its sole discretion, to satisfy all or any portion of the installment payment obligation in the form of cash, shares of unrestricted common stock of the Company, or any combination thereof. If the Company decides not to satisfy the installment payment obligation solely with cash, then the Company shall be obligated to pay in the form of unrestricted common stock of the Company the amount of the installment payment obligation less the amount paid in cash (the "Non-Cash Obligation"). The number of shares of unrestricted common stock of the Company necessary to satisfy the Non-Cash Obligation shall be calculated as follows: (a) if the market price of the unrestricted common stock of the Company is less than $1 per share, then the Non-Cash Obligation divided by the market price; (b) if the market price of the unrestricted common stock is equal to or greater than $1, but in no event greater than $1.4545, then the Non-Cash Obligation divided by $1 per share; or (c) if the market price is greater than $1.4545, then the product of the Non-Cash Obligation and 1.4545 divided by the market price. The market price of the Company's stock will be deemed to be the average of the closing bid prices of that stock during the ten trading days preceding each installment payment date.

Completion of this agreement has not yet taken place.

The Company has made no provisions in the financial statements presented with this filing for either of the legal matters presented above. Upon final signing of these agreements, expected to occur subsequent to the filing of this document, the Company will reflect these settlements in its financial statements.

The Company is involved in other matters of litigation in the normal course of business. Management believes that none of these matters, upon their ultimate resolution, will involve amounts material to the Company's statements.

Item 2 - Changes in Securities

The Company did not have any transactions which materially modified the rights of any holders of any class of registered securities

Item 3 - Defaults upon Senior Securities

The Company has not been involved in any material default in the payment of principal or interest with respect to any indebtedness.

Item 4 - Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter covered by this report.

Item 6 - Exhibits and Reports on Form 8-K

The Company did not file any reports on Form 8-K during the three month period ended March 31, 1997.

Item 27 - Financial Data Schedule

                                   Signatures
                                   ----------

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         Metal Recovery Technologies, Inc.




                                               \s\ Michael S. Lucas
                                       By: ________________________________
                                        Michael S. Lucas, Chairman and CEO


                                       Date: _______April 12, 1997_________




                                                  \s\ Roy Pearce
                                       By: _________________________________
                                        Roy Pearce, Chief Financial Officer


                                       Date: _______April 12, 1997_________